Exhibit 12.1
Centex Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Nine Months Ended December 31,		Fiscal Years Ended March 31,(1)
	2007	2006	2007	2006	2005	2004	2003

Total Enterprise:

Earnings
Earnings (Loss) from continuing operations (2)	$(1,938,046)	$110,064	$102,773	$1,872,276	$1,378,131	$1,029,045	$649,091
Minority interests in income of consolidated subsidiaries	1,142	2,148	2,587	3,469	2,467	3,723	—
Undistributed (income) loss from equity investments	96,563	19,394	79,615	6,298	(3,717)	(16,023)	6,885
Fixed charges	251,922	323,436	421,991	322,633	236,401	182,945	148,655
Interest capitalized	(191,529)	(243,250)	(308,023)	(232,860)	(176,874)	(115,186)	(73,602)
Amortization of capitalized interest	211,465	156,539	246,579	171,189	131,937	89,144	49,450

Net Earnings (Loss)	$(1,568,483)	$368,331	$545,522	$2,143,005	$1,568,345	$1,173,648	$780,479

Fixed Charges
Interest expense including amortization of debt discount (3)	$241,497	$315,561	$407,391	$312,133	$228,501	$176,645	$141,755
Interest factor attributable to rentals	10,425	7,875	14,600	10,500	7,900	6,300	6,900

Total Fixed Charges	$251,922	$323,436	$421,991	$322,633	$236,401	$182,945	$148,655

Ratio of Earnings to Fixed Charges	(6.23)	1.14	1.29	6.64	6.63	6.42	5.25

Total Enterprise (with financial services reflected on the equity method): (4)

Earnings
Earnings (Loss) from continuing operations (2)	$(1,938,046)	$110,064	$102,773	$1,872,276	$1,378,131	$1,029,045	$649,091
Undistributed (income) loss from equity investments	196,160	(46,353)	(4,915)	(78,167)	(99,689)	(181,801)	(107,791)
Fixed charges	200,648	254,600	327,463	253,529	201,752	158,020	139,856
Interest capitalized	(191,529)	(243,250)	(308,023)	(232,860)	(176,874)	(115,186)	(73,602)
Amortization of capitalized interest	211,465	156,539	246,579	171,189	131,937	89,144	49,450

Net Earnings (Loss)	$(1,521,302)	$231,600	$363,877	$1,985,967	$1,435,257	$979,222	$657,004

Fixed Charges
Interest expense including amortization of debt discount (3)	$193,223	$249,125	$317,063	$246,229	$196,352	$154,720	$134,756
Interest factor attributable to rentals	7,425	5,475	10,400	7,300	5,400	3,300	5,100

Total Fixed Charges	$200,648	$254,600	$327,463	$253,529	$201,752	$158,020	$139,856

Ratio of Earnings to Fixed Charges	(7.58)	0.91	1.11	7.83	7.11	6.20	4.70

(1)	The ratios presented in this table have been adjusted to reflect our Construction Services (sold in March 2007), Home Equity (sold in July 2006), International Homebuilding (sold in September 2005), Construction Products (spun off in January 2004), and Manufactured Homes (spun off in June 2003) as discontinued operations.

(2)	Earnings (Loss) from Continuing Operations are Before Income Taxes and Cumulative Effect of a Change in Accounting Principle adopted in fiscal 2004.

(3)	Excludes interest related to our unrecognized tax benefits as such interest is included as a component of the income tax provision.

(4)	Represents a supplemental presentation that reflects the Financial Services segment as if accounted for under the equity method. We believe that separate disclosure of the consolidating information is useful because the Financial Services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries; the Financial Services subsidiaries have structured their financing programs substantially on a stand alone basis; and we have limited obligations with respect to the indebtedness of our Financial Services subsidiaries. Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to homebuilders that do not have financial services operations.